# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AN2 Therapeutics, Inc., CIK 0001880438
CUSIP: 037326105
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 1800 El Camino Real, Suite D, Menlo Park, California (CA), 94027
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-24-033944
Filed by CIK 0001914503

## Reporting persons
- Eric Easom: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,893,132; shared voting power 0; sole dispositive power 1,893,132; shared dispositive power 0; aggregate amount beneficially owned 1,893,132 (6.2% of the class)

## Item 1. Issuer
Name of issuer: AN2 Therapeutics, Inc.
Address of issuer's principal executive offices: 1800 El Camino Real, Suite D, Menlo Park, CA 94027

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of Eric Easom (the "Reporting Person").
Address of principal business office or, if none, residence: The business address of the Reporting Person is c/o AN2 Therapeutics, Inc., 1800 El Camino Real, Suite D, Menlo Park, CA 94027.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained on the cover page to this Schedule 13G is incorporated by reference into this Item 4.

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of December 31, 2024, based upon 29,878,890 shares of Common Stock outstanding as of November 6, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2024.

The Reporting Person is the beneficial owner of 1,893,132 shares of Common Stock, which consists of (i) 2,130 shares of Common Stock held directly by the Reporting Person, (ii) 1,259,882 shares of Common Stock held by various family trusts, over which the Reporting Person serves as trustee, (iii) 24,750 shares of Common Stock underlying restricted stock units that will vest within 60 days of December 31, 2024 and (iv) 606,370 shares of Common Stock underlying stock options that are vested or will vest within 60 days of December 31, 2024.
Percent of class: 6.2
Sole power to vote or to direct the vote: 1,893,132
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,893,132
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Eric Easom: /s/ Eric Easom, Eric Easom (02/13/2025)